PT BANK BUANA INDONESIA Tbk.
KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No. 06/CST/006

Jakarta, January 3, 2006

File Number : **82-34694**

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO.	DOCUMENTS*	DATED
1.	Disclosure Information on Certain Shareholders	December 2, 2005
2.	Announcement on The Ending Period of Tender Offer	December 22, 2005
3.	Disclosure Information on Certain Shareholders	December 26, 2005
4.	Disclosure Information on Certain Shareholders	December 26, 2005
5.	Result of Pefindo Ratings on PT Bank Buana Indonesia Tbk.	December 26, 2005

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should....

JS/iv
06CST006 – Adr.doc

PT BANK BUANA INDONESIA Tbk.
KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

Should you have any queries, please do not hesitate to contact the following personnel:

Mrs. Juliana Samudro
Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned name.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh — Managing Director

Juliana Samudro — Head of Division

JS/iv
06CST006 – Adr.doc

File Number : **82-34694**

No. 05/CST/118

Attachment 1/5

Jakarta, December 2, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No. 1
Jakarta 10210

Re : Disclosure Information on Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that PT Sari Dasa Karsa (SDK), Shareholder of PT Bank Buana Indonesia Tbk. has purchased Bank Buana's shares with detail as follows:

1. Name and Address of Buyer :
   Name : PT Sari Dasa Karsa
   Address : Jl. Asemka No. 32 - 36
   Jakarta 11110

2. Date, Volume and Price of Transaction :

Date of Transaction	Volume Transaction	Total Transaction	@ Share Price
November 25, 2005	55,500 shares	Rp 52,725,000.-	Rp 950.-

3. Purpose of Transaction : Investment

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh Juliana Samudro

File Number :
82-34694

No. 05/DIR/1329

Attachment 2/5

Jakarta, December 22, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr. Wahidin No.1
Jakarta 10210

Re: Announcement on The Ending Period of Tender Offer

Dear Sir/Madam,

In line with Capital Market's Regulation No. IX.F.1. on Tender Offer and No. IX.H.1. on Acquisition of Opened Company, we would like to inform you that the period of Bank Buana's Tender Offer which has been conducted by UOB International Investment Private Limited ("UOBII") on November 21, 2005 has ended on December 19, 2005.

Based on the Press Release that has been released by United Overseas Bank Limited ("UOB") on December 21, 2005, UOBII has received request to exercise for as many as 466,805,113 Bank Buana Shares, representing approximately 8.1% of Bank Buana's total shares. Payment will be made on December 28, 2005. After the payment, UOBII's total ownership in Bank Buana will be increased from 53% to 61.1%.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad

File Number : **82-34694**

No. 05/DIR/1333

Attachment 3/5

Jakarta, December 26, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No. 1
Jakarta 10210

Re : Disclosure Information on Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that International Finance Corporation (IFC), Shareholder of PT Bank Buana Indonesia Tbk. have sold their Bank Buana's shares with detail as follows:

1. Name and Address of Seller :
   Name : International Finance Corporation (IFC)
   Address : Jakarta Stock Exchange Building, Tower 2, 13th Floor
   Jl. Jend. Sudirman Kav. 52 – 53, Jakarta 12190

2. Date, Volume and Total of Transaction :

Date of Transaction	Volume Transaction	Total Transaction
Tender Offer	153,266,199	Rp 146,215,952,892.-
December 21, 2005	153,266,199	Rp 150,200,875,020.-

3. Purpose of Transaction : Common Business Transaction

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

File Number : **82-34694**

No. 05/DIR/1334 Attachment 4/5

Jakarta, December 26, 2005

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No. 1
Jakarta 10210

Re : Disclosure Information on Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that PT Sari Dasa Karsa (SDK), Shareholder of PT Bank Buana Indonesia Tbk. has purchased Bank Buana's shares with detail as follows:

1. Name and Address of Buyer :
   Name : PT Sari Dasa Karsa
   Address : Jl. Asemka No. 32 - 36
   Jakarta 11110

2. Date, Volume and Price of Transaction :

Date of Transaction	Volume Transaction	Total Transaction
December 21, 2005	153,266,199	Rp 150,200,875,020.-

3. Purpose of Transaction : Investment

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

No.05/DIR/1335

Attachment 5/5

Jakarta, December 26, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Result of Pefindo Ratings on PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

We will inform you that an Indonesian Rating Agency, Pefindo has announced its result of Bank Buana's rating for the period of December 9, 2005 – December 1, 2006 as follows :

1. Corporate Rating has improved to $_{id}$**A** (Single A; Stable Outlook) from $_{id}$**A-** (Single A Minus; Stable Outlook)

2. Subordinated Bond I rating has also raised to $_{id}$**A-** (Single A Minus; Stable Outlook) from $_{id}$**BBB+** (Triple B Plus; Stable Outlook)

The above rating results have been based on data and information provided by the Bank on Audited Financial Report per December 31, 2004 and Internal Financial Report per June 30, 2005.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy